08031113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 Seventeenth Street, Suite 1400
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre 952-897-5395
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC Mail Processing Section MAR 3 1 2008 Washington, DC 101

PROCESSED APR 0 7 2008 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Michael J. Sabre, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Mount Yale Securities, LLC (the "Company") for the year ended December 31, 2007, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Sabre
Chief Financial Officer

Subscribed and sworn to before me this 29th day of March, 2008.

Notary Public

EKATERINA J. MacBAIN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2012

Mount Yale Securities, LLC

Statement of Financial Condition as of December 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Mount Yale Securities, LLC:

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mount Yale Securities, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 25, 2008

MOUNT YALE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 136,826
Accounts receivable	55,058
Prepaid expenses	4,480
TOTAL ASSETS	$ 196,364

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES	
Commissions payable	$ 10,792
Due to affiliate	55,351
Total liabilities	66,143
MEMBER'S INTEREST	130,221
TOTAL LIABILITIES AND MEMBER'S INTEREST	$ 196,364

See notes to statement of financial condition.

1. ORGANIZATION

Mount Yale Securities, LLC (the "Company"), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the "Parent"), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement, and arbitration functions of the New York Stock Exchange ("NYSE"). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003, and obtained membership from the NASD on October 8, 2003. The Company's membership with the NASD was converted to a FINRA membership in connection with the consolidation of the NASD and the NYSE.

Other affiliates wholly-owned by the Parent include Mount Yale Asset Management, LLC ("MYAM"), Mount Yale Investment Advisors, LLC ("MYIA"), and Mount Yale Portfolio Advisors, LLC ("MYPA"). MYAM is registered as an investment adviser with the Securities and Exchange Commission ("SEC") and as a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. MYIA and MYPA are investment advisory firms registered as investment advisers with the SEC. MYIA and MYPA provide advisory services to high net worth and institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared on an accrual basis. Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash balances and investments with original maturities of three months or less. At December 31, 2007, the Company did not have any cash equivalents.

Fee Income—The Company and its affiliates act as placement agents for various third party investment managers and earn fees based upon the level of assets invested with such managers. Certain placement fees are also subject to investment manager performance criteria. Such income is recognized upon notification by an investment manager that the performance criteria has been achieved, which may, under certain circumstances, coincide with the cash receipt of fee income by the Company.

The Company also receives commission income from MYAM to reimburse the Company for commissions paid to the sales staff in connection with sales efforts benefiting affiliated entities. Additionally, the Company receives referral fees from certain counterparties in connection with product sales which are also passed through to the sales agents negotiating such transactions.

Income Taxes—The Company is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the member.

Recent Accounting Pronouncement—In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The adoption of FIN 48 did not have a material impact on the Company's financial position.

3. RELATED-PARTY TRANSACTIONS

The Company and MYPA have entered into an administrative services agreement for MYPA to provide administrative, managerial, and accounting services, as well as joint use and sharing of office facilities.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2007, the Company had net capital of $70,683 which was $65,683 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.

5. CONTINGENCIES

The Company is obligated to indemnify its officers and directors against certain liabilities incurred by them by reason of having been an officer or director of the Company. In addition, in the normal course of the business, the Company enters into contracts that provide general indemnifications to other parties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these indemnification provisions and expects the risk of loss to be remote. The Company is obligated to indemnify its officers and directors against certain liabilities incurred by them by reason of having been an officer or director of the Company. In addition, in the normal course of the business, the Company enters into contracts that provide general indemnifications to other parties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these indemnification provisions and expects the risk of loss to be remote.

In the normal course of business, the Company has been named as a party to certain litigation matters. In the opinion of the Company's management, the resolution of these matters will not have a material impact on the company's financial statements.

******

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

March 25, 2008

To the Members of
Mount Yale Securities, LLC:

In planning and performing our audit of the financial statement of Mount Yale Securities, LLC (the "Company") for the year ended December 31, 2007 (on which we issued our report dated March 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or

report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, except for the following matter. The Company's process for determining accruals failed to identify an obligation for amounts due to a placement agent contracted by the Company. This deficiency has been determined to be a material weakness in internal control over financial reporting as of December 31, 2007. The Company is considering additional control procedures to remediate the material weakness relating to the identification of Company obligations. This condition was considered in determining the nature, timing, and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate, except for the matter noted above, at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END